FOR IMMEDIATE RELEASE: May 13, 2013	PR 13-12

Atna Reports First Quarter 2013 Earnings and Operations Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) today released unaudited interim financial results for the Company’s first quarter; ended March 31, 2013. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR, on EDGAR, or on the Company’s website at www.atna.com.

Highlights for First Quarter 2013:

•	Atna generated net income of $0.8 million, $0.01 per basic share, in the First Quarter 2013 net of an income tax expense of $0.1 million.
•	Net cash provided by operating activities in the First Quarter 2013 was $3.4 million. Cash provided by operating activities before working capital adjustments was $2.4 million. As of quarter-end, cash and cash equivalents were $5.9 million, not including $1.1 million in receivables from the late-March sale of Pinson ore.
•	Briggs produced $4.7 million in operating cash flow and $2.4 million of income before tax in the First Quarter 2013. Pinson remains in development.
•	Gold sales for the First Quarter 2013 totaled approximately 8,420 ounces, a decrease of 19 percent relative to Fourth Quarter 2012 principally due to decreased production at Briggs as a result of an increased focus on waste stripping operations.
•	Waste stripping increased at Briggs to 7.1 tons of waste per ton of ore in First Quarter 2013 from 2.9 in Fourth Quarter 2012 as mine operations transitioned between pits.
•	Pinson sold approximately 8,345 tons of oxide ore in March 2013 containing 1,242 recovered ounces, resulting in a quarter-end receivable of $1.1 million.
•	In March 2013, Atna entered into an agreement with Veris Gold USA Inc. (“Veris”) to process Pinson’s ores in 5,000 ton or greater lots, providing an outlet for mixed ore (combinations of oxide and sulfide ore) and allowing Atna to decrease expected invested working capital. Shipment of Pinson sulfide ore commenced in April to the Jerritt Canyon roaster of Veris Gold.
•	At Pinson, 1,339 feet of development was completed in First Quarter 2013, a 109 percent increase over the Fourth Quarter 2012. April development totaled 864 feet or 62 percent of total First Quarter development.
•	At Pinson, three stopes are currently being mined and five additional stopes are under development. The ramp-up of production is dependent on the number of stopes brought into production.
•	Pinson mined 9,896 tons of ore in First Quarter 2013 compared to 4,187 tons of ore in Fourth Quarter 2012.
•	In February 2013, Pinson received its major permit modification to allow the expansion of production to 400,000 tons of ore per year.
•	In March of 2013, the term of the remaining credit facility of C$17.5 million with Sprott Resource Lending (“Sprott”) was extended with C$1.46 million due each month commencing September 30, 2013 and ending on August 29, 2014.

Conference Call:

Management will host a conference call on Tuesday, May 14, 2013, at 11:00 a.m. Eastern time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID #71406278.

A replay of the call will be available through 7:00pm, Eastern on May 16th, 2013, by dialing (855) 859-2056 or (404) 537-3406. Please reference conference ID # 71406278.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Pinson Mine operations, operating risks, cash flow, gold production, operating costs, permits and other factors related to achieving forward looking gold production, operating cost and debt service forecasts. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES

SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

(US dollars, IFRS basis)

(Unaudited)

	March 31,	December 31,
	2013	2012
BALANCE SHEETS

ASSETS
Current assets	$28,493,200	$41,460,300
Non-current assets	133,560,100	118,724,400

Total assets	162,053,300	160,184,700

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	25,392,000	35,031,300
Notes payable - long term	8,336,800	1,565,700
Other non-current liabilities	9,056,300	6,219,200
Shareholders' equity	119,268,200	117,368,500

Total liabilities and shareholders’ equity	$162,053,300	$160,184,700

	Three Months Ended
	March 31,
	2013	2012
STATEMENTS OF OPERATIONS

Revenues	$12,521,400	$15,872,400
Cost of sales	10,118,600	10,844,000
Operating gross profit	2,402,800	5,028,400
General and administrative	1,317,900	1,073,100
Exploration	308,100	127,500
Other (income) expense, net	(134,900)	965,600

Net income before income tax	911,700	2,862,200

Income tax	93,500	1,001,800
Net income	818,200	1,860,400

Comprehensive income	1,122,600	1,499,200

Basic income per share	$0.01	$0.02

Diluted income per share	$0.01	$0.01

Basic weighted-average shares outstanding	145,163,151	118,972,827

Diluted weighted-average shares outstanding	147,199,941	125,218,973

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$19,342,900	$9,963,100
Net cash provided by operating activities	3,404,100	4,454,800
Net cash used in investing activities	(12,714,400)	(2,960,800)
Net cash (used in) provided by financing activities	(4,052,300)	887,700
Effect of exchange rate changes on cash	(126,600)	(16,300)

Cash and cash equivalents, end of the period	$5,853,700	$12,328,500